EXHIBIT 99.1

Lion Electric Receives Conditional Purchase Order from Student Transportation of Canada for 1,000 Electric School Buses

MONTREAL, Oct. 25, 2021 /CNW Telbec/ - The Lion Electric Company (NYSE: LEV) (TSX: LEV) ("Lion" or the "Company"), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that it has received a conditional purchase order for 1,000 all-electric LionC school buses from Student Transportation of Canada ("STC"), a subsidiary of Student Transportation of America ("STA"), a north-American leader in student transportation, safety and fleet management services, whose controlling shareholder is Caisse de dépôt et placement du Québec (CDPQ).

The purchase order is conditional upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada's Zero-Emission Transit Fund ("ZETF"), for which STC has filed a formal application. Under the ZETF program, the Government of Canada aims to invest $2.75 billion over five years to support public transit and school bus operators in the transition to electrification.

If confirmed, this purchase order would allow STC to become the largest operator of zero-emission school buses in North America. This investment would also contribute to CDPQ's portfolio decarbonation objectives. Deliveries would begin in 2022 and occur through the first half of 2026. These electric buses would replace existing diesel vehicles within STC's Canadian fleet. The operator plans on working closely with its customers and partners to determine which school boards would adopt the electric buses if fulfilled.

Lion estimates that the deployment of 1,000 all-electric school buses would help eliminate approximately 23,000 tons of greenhouse gas emissions per year, in addition to significantly reducing noise pollution for the communities in which they operate.

"We applaud STC for its leadership and vision to accelerate the deployment of all-electric school buses in Canada, and we thank them for trusting Lion with such an important transition" said Marc Bedard, CEO – Founder of Lion Electric. "This large-scale deployment would position Canada as a clear leader in the electrification of school transportation, in great part due to innovative programs like the ZETF. We are proud to be working together with STC, the Caisse de dépôt and the Canadian Federal Government to provide a cleaner future for our children," he concluded.

"We are pleased to support electric school bus deployment in Canada. The ZETF enables school bus electrification to move closer to reality, with students as the true beneficiaries," said Chris Harwood, President of Student Transportation of Canada. "There is still much more work to be done, but STC recognizes that as global stewards we must act to operate sustainably. Electrification is a huge step toward improving the environment for our students and the communities we serve. We look forward to working with Lion, government leaders, our majority shareholder CDPQ and our customers. Together, we hope to move toward a sustainable future."

"As the controlling shareholder of Student Transportation, we are delighted to support the company in its green shift, with the deployment of a fleet that would make it the largest operator of zero-emission school busses in North America. Driving the next generation to their place of learning in electric transport is a good illustration of our vision for a more sustainable future. This ambitious program, carried out thanks to Lion, the Quebec leader in electric transport, will directly contribute to our commitment to reduce the carbon intensity of our portfolio by 60% by 2030," said Emmanuel Jaclot, Executive Vice-President and Head of Infrastructure at CDPQ.

ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles all the key components of its vehicles, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

Lion Electric, The Bright Move
Thelionelectric.com

ABOUT STUDENT TRANSPORTATION OF AMERICA
Founded in 1997, Student Transportation of America (STA) is an industry leader in school transportation, safety and fleet services. STA operates more than 16,000 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTA.com.

ABOUT CDPQ
At Caisse de dépôt et placement du Québec (CDPQ), we invest constructively to generate sustainable returns over the long term. As a global investment group managing funds for public retirement and insurance plans, we work alongside our partners to build enterprises that drive performance and progress. We are active in the major financial markets, private equity, infrastructure, real estate and private debt. As at June 30, 2021 CDPQ's net assets total CAD 390 billion. For more information, visit cdpq.com, follow us on Twitter or consult our Facebook or LinkedIn pages.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion's beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements may be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "project," "potential," "seem," "seek," "future," "target" or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the conditional purchase order received from STC, the potential award of grant funding to STC from the ZETF, the number of vehicles subject to, and the expected timing of deliveries under, the purchase order received from STC.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release including, but not limited to, that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size and that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure any required additional funding through equity or debt financing on terms acceptable to Lion. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants and varying rates of vaccination amongst various countries; Lion's inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers' business needs; Lion's reliance on key management and any inability to attract and/or retain key personnel; Lion's inability to execute its growth strategy; Any unfavorable fluctuations and volatility in the price of raw materials included in key components used to manufacture Lion's products; Lion's reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; Lion's inability to maintain its competitive position; Lion's inability to reduce its costs of supply over time; any inability to maintain and enhance Lion's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled "Risk Factors" in the Company's final prospectus dated May 5, 2021 (the "Canadian Prospectus") filed with the Autorité des marchés financiers (the "AMF") and the registration statement on Form F-1 (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC") and declared effective on June 14, 2021 and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond Lion's management's ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

SOURCE Lion Electric

View original content: http://www.newswire.ca/en/releases/archive/October2021/25/c4395.html

%CIK: 0001834974

For further information: MEDIA, Lion Electric, Patrick Gervais, Vice President of Marketing and Communications, Patrick.Gervais@thelionelectric.com, 514-992-1060; CDPQ, Media Relations Team, + 1 514 847-5493, medias@cdpq.com; INVESTORS, Isabelle Adjahi, Vice President, Investor Relations and Sustainable Development, Isabelle.Adjahi@thelionelectric.com, 450-432-5466, extension 171

CO: Lion Electric

CNW 06:30e 25-OCT-21